Register to Receive the Gift of Loyalty Rewards

Points.com Partners with US Airways and SimpleRegistry to Give Dividend Miles Members the
Exclusive Opportunity to Create a Gift Registry for Miles

TORONTO (September 12, 2011) – Points International Ltd. (NASDAQ: PCOM; TSX: PTS), owner and operator of the world’s leading loyalty reward program management platform, www.Points.com, US Airways® and SimpleRegistry Inc., an innovative one-stop registry service have teamed up to create a first-of-its-kind Miles Gift Registry for US Airways Dividend Miles® members.

Now, couples hoping to receive miles for a honeymoon, college students trying to plan for a study abroad program or anyone trying to mark a special occasion can gift their miles using the US Airways Gift Registry.

How it works:

1.	Dividend Miles members log onto www.usairwaysgiftregistry.com to create a gift registry for miles and highlight their specific goal
2.	Via social media platforms including Facebook, members can share their registry with friends and family inviting them to contribute miles to reach the goal
3.	Members can track their progress against their goal via a graph on the registry

“As the world leader in loyalty currency management, Points.com is always seeking to develop new, compelling products that drive interest and activity in reward programs. We found that seven out of 10 loyalty members expressed interest in gifting through social media channels which makes this a very relevant addition to our platform,” said Rob MacLean, CEO of Points International. “Integrating a gift registry for US Airways Dividend Miles members establishes a new way for users to fully ingrain themselves in the program.”

Loyalty rewards are often an overlooked area for consumers—many do not realize the potential universe of what can be done with points or miles. The US Airways Miles Gift Registry provides a simple, easy-to-understand offering for consumers not familiar with the loyalty space and it gets the conversation flowing. The US Airways Gift Registry replaces typical gift options with memorable experiences.

“The possibilities are endless when gifting miles with the US Airways Gift Registry; it is an innovative value proposition for our Dividend Miles members,” said Fernand Fernandez, Managing Director Customer Loyalty and Marketing Programs at US Airways. “Plus, being the first airline to offer a miles gift registry gives US Airways yet another competitive advantage in giving our members the most flexibility with their miles.”

Points.com is pleased to team up with US Airways as the exclusive launch partner and plans to add other programs to the offering in the future.

About Points International Ltd.

Points International Ltd. (NASDAQ: PCOM; TSX: PTS), is the owner and operator of Points.com, the world's leading reward program management platform. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger’s. At Points.com consumers can Earn, Buy, Gift, Share, Trade, Exchange and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, US Airways Dividend Miles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com®, PayPal and Starbucks. For more information, visit www.pointsinternational.com, follow us on Twitter, @pointsadvisor, on Facebook (www.facebook.com/pointsfans), or on our blog (www.blog.points.com).

About US Airways

US Airways, along with US Airways Shuttle and US Airways Express, operates more than 3,200 flights per day and serves more than 200 communities in the U.S., Canada, Mexico, Europe, the Middle East, the Caribbean, Central and South America. The airline employs 32,000 aviation professionals worldwide and is a member of the Star Alliance network, which offers its customers 21,000 daily flights to 1,160 airports in 181 countries. Together with its US Airways Express partners, the airline serves approximately 80 million passengers each year and operates hubs in Charlotte, N.C., Philadelphia and Phoenix, and a focus city in Washington, D.C. at Ronald Reagan Washington National Airport. US Airways was the only airline included as one of the 50 best companies to work for in the U.S. by LATINA Style magazine's 50 Report for 2010. For the sixth year in a row, the airline also earned a 100 percent rating on the Human Rights Campaign Corporate Equality index, a leading indicator of companies' attitudes and policies toward lesbian, gay, bisexual and transgender employees and customers. US Airways also ranked #1 among its competing hub-and-spoke network carriers for 2010 performance as rated by the Wichita State University/Purdue University Airline Quality Rating (AQR). For more company information visit usairways.com, follow on Twitter @USAirways or at Facebook.com/USAirways. (LCCG)

About SimpleRegistry, Inc.

SimpleRegistry, Inc. (http://www.simpleregistry.com) is devoted to helping people register for life events. With SimpleRegistry, you can easily add any item from any store to one simple registry. You can even add non-tangible items like skydiving for your birthday or a volunteer trip. Engaged couples, parents to-be, fundraisers, inventors, artists, and entrepreneurs can all use SimpleRegistry. Anything you can think of and assign a price to can be added to your registry and all gifts are redeemed as cash, providing total flexibility.

For more information contact:

Investor relations:
Andrew Greenebaum/ Laura Foster
Addo Communications
T. 310-829-5400; E. andrewg@addocommunications.com; LauraF@addocommunications.com

Media relations:
Emily Donohue
Allison & Partners
T. 646-428-0622; E. emily@allisonpr.com

Business inquiries:
Martin Tongue
Senior Vice President, Business Development
Points International
T. 416-596-6363; E. martin.tongue@points.com